CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Stewart Capital Mid Cap Fund, a series of shares of beneficial interest of Stewart Capital Mutual Funds, of our report dated February 24, 2011 on the financial statements and financial highlights included in the December 31, 2010 Annual Report to the Shareholders of the above referenced fund.

We further consent to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania
April 28, 2011